Jennison Mid-Cap Growth Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

January 6, 2009

Via EDGAR

Mr. Larry Greene

Ms. Cindy Rose

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jennison Mid-Cap Growth Fund, Inc.
Registration Statement on Form N-14

Dear Mr. Greene & Ms. Rose:

On behalf of Jennison Mid-Cap Growth Fund, Inc. (the Registrant), set forth below are our responses to telephonic comments received by Jonathan D. Shain from Mr. Greene on January 6, 2009, as well as comments received from Ms Rose on December 24, 2008. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on December 8, 2008 under Rule 488 under the Securities Act of 1933 (the 1933 Act). The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of Nicholas-Applegate Growth Equity Fund (the Target Fund), a series of Nicholas-Applegate Fund, Inc., that will be held on February 27, 2009 and any adjournments thereof (the Meeting). At the Meeting, the Target Fund shareholders will be asked to vote to approve or disapprove the acquisition of the Target Fund by the Registrant (the Reorganization). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment: Please make the appropriate Tandy representations.

Response: The Tandy representations are included at the end of this letter.

2.	Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the N-14 Registration Statement.

Response: This letter will be transmitted to the Commission staff separate from the N-14 Registration Statement filing.

3.	Comment: Please confirm that a supplement to the Target Fund’s prospectus relating to the Reorganization has been filed with the SEC.

Response: We hereby confirm that a supplement to the Target Fund’s prospectus relating to the Reorganization has been filed with the SEC.

4.	Comment: Please confirm that the Target Fund and the Registrant have submitted all required security / fidelity bond filings

Response: We hereby confirm that all required filings have been submitted.

Prospectus/Proxy Statement

1.	Comment: Please explain why the pro forma financial statements required by Item 14 of Form N-14 were not included.

Response: Item 14 of Form N-14 does not require the inclusion of pro forma financial statements when the net asset value of the target fund does not exceed 10% of Registrant’s net asset value, measured as of a specified date within 30 days of the filing of the registration statement. The net asset value of the Target Fund in relation to the Registrant, measured as of a date within 30 days of the filing of the Registration Statement, was well below the 10% threshold. The capitalization tables included in the original Registration Statement were in error, and have since been replaced by new capitalization tables which confirm that the net asset value of the Target Fund is below the 10% threshold as of a date within 30 days of the filing of the Registration Statement.

2.	Comment: Please confirm whether net asset value (NAV) is calculated on the same basis for both the Target Fund and the Registrant.

Response: Both the Target Fund and the Acquring Fund are money market funds, are part of the same fund family and are managed and advised by the same investment manager and investment subadviser. The NAV policies of both funds, as disclosed in their registration statements, are identical.

3.	Comment: Please confirm whether or not the shareholder and other services provided to the Target Fund and Registrant are the same.

Response: Both Funds utilize common service providers and provide shareholders with identical services.

4.	Comment: Please confirm that the Target Fund will be de-registered as an investment company following completion of the Reorganization.

Response: The proxy statement has been revised to include disclosure confirming that, following completion of the Reorganization, Nicholas-Applegate Fund, Inc. (the parent company of the Target Fund) will be de-registered by filing Form N8-F with the Securities and Exchange Commission.

5.	Comment: In the “Summary” section of the proxy statement, the third paragraph refers to the “Reasons for the Reorganization” section, but no such section appears in the proxy statement.

Response: The “Reasons for the Reorganization” section was re-named as “Background and Directors’ Considerations Relating to the Proposed Merger,” but the reference was not changed. The reference in the proxy statement has been revised to identify the correct name for the section.

6.

Comment: In the section entitled “Risks of Investing in the Funds,” there are discussions of foreign securities risk and derivatives risk. With respect to foreign securities risk, please include appropriate disclosure of the risks of investing in emerging markets, if either Fund so invests. With respect to derivatives, include risk discussions relating to subprime or credit market risks, if such exposures are present.

Response: Neither Fund presently invests in emerging markets securities. Neither Fund presently holds subprime securities.

7.

Comment: In the section entitled “Risks of Investing in the Funds,” there is a discussion of the risks pertaining to short sales. If there are substantial exposures in either Fund relating to short sales, the expenses associated with the short sales must be disclosed in a separate row in the expense table for each Fund. If either Fund has been impacted by recent SEC rule-making pertaining to short sales, please discuss.

Response:	Neither Fund has any material exposure to short sales.

8.	Comment: In the comparison of fundamental investment restrictions, no fundamental policy with respect to industry concentration is disclosed for the Target Fund.

Response: The omission of the fundamental policy of the Target Fund relating to industry concentration was an oversight. The fundamental policy of the Target Fund relating to industry concentration has been added to the proxy statement.

9.	Comment: If any fee waivers or other waivers can be recaptured by the adviser, please include appropriate disclosure to this effect.

Response: Fee or other types of waivers are not subject to recapture by the adviser.

10.

Comment: In the section entitled “Federal Income Tax Consequences of the Reorganization,” please indicate in the proxy statement whether the Target Fund has any capital loss carryforwards, and if so, whether such loss carryforwards will be transferred to the Registrant following completion of the Reorganization.

Response: The Target Fund does have available capital loss carryforwards, which will, subject to certain tax limitations, be carried over to the Registrant following completion of the Reorganization. Appropriate disclosure will be added to the proxy statement.

11.	Comment: The capitalization tables should include a table showing the total capitalization figures, in addition to the separate class tables.

Response: A “composite” capitalization table, showing capitalization totals, has been added to the proxy statement.

12.        Comment: The capitalization tables should reflect, as an adjustment, the expected amount of Reorganization-related expenses which shareholders of the Target Fund are anticipated to bear.

Response: The capitalization tables have been revised accordingly.

*	*	*

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; (ii) Commission staff comments or changes to disclosure in the N-14 Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the N-14 Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-6469.

Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

4